This news release contains references to the non-GAAP financial measures “funds from operations”, “free cash flow”, “net debt”, “operating margin”, “sustaining capital”, “net debt to trailing funds from operations” and “refining and marketing margin”. Please refer to “Non-GAAP Measures” at the end of this news release.
Husky Energy Reports Second Quarter 2020 Results
Husky Energy recorded funds from operations of $18 million in the second quarter. Cash flow from operating activities, which includes changes in non-cash working capital, was a loss of $10 million.
“Husky quickly adapted to the global market downturn by immediately reducing capital spending, implementing sustainable cost savings measures and reinforcing our liquidity position,” said CEO Rob Peabody. “The early actions we took in the first half of 2020 to dial back production in response to the severe reduction in product demand has effectively stabilized our business, and in May and June, our net debt position.”
Husky’s Integrated Corridor business is uniquely positioned to capture margin opportunities in volatile market conditions while balancing upstream production and refinery throughput with product demand in the Company’s key markets.
The Company has the flexibility to reduce annual capital spending to the range of $1.2-$1.4 billion in 2021, excluding Superior Refinery rebuild costs, while maintaining a strong production base and current downstream throughput capacity.
Following recent rating agency reviews, Husky has maintained its investment-grade credit ratings. As previously announced, the Company reinforced its liquidity position in the second quarter with a $500 million term loan that is due in 2022, with no other near-term debt maturities.
The Company has improved its process and occupational safety metrics, including a 38% reduction in Tier 1 and 2 Process Safety Events and a 31% reduction in the Total Recordable Injury Rate, year to date, compared to the same period in 2019.
SECOND QUARTER SUMMARY
•Funds from operations were $18 million. This included negative impacts from the realization of $274 million in after-tax inventory losses that were recognized in the first quarter, as well as a first-in first-out (FIFO) after-tax loss of $3 million.
•Cash flow from operating activities was a loss of $10 million, including changes in non-cash working capital.
•Net earnings were a loss of $304 million.
•2020 capital expenditures remain on track within the previously guided range of $1.6-1.8 billion.
•In the second quarter, capital expenditures were $310 million, including $63 million in Superior Refinery rebuild capital. Spending was primarily directed towards the safe ramp-down of activities at the West White Rose Project and the Superior Refinery, as well as completion of the Liuhua 29-1 field offshore China and the 10,000 barrel-per-day Spruce Lake Central thermal bitumen project in Saskatchewan, which has commenced steaming operations as a result of improving market conditions.
•Net debt at the end of the second quarter was $5.1 billion.
•Total liquidity was $4.6 billion, comprised of $633 million in cash and $3.9 billion in available credit facilities.
•Overall upstream production was 246,500 barrels of oil equivalent per day (boe/day). In the Integrated Corridor, production averaged 175,400 boe/day, with approximately 50,000 barrels per day (bbls/day) of heavy oil shut in during the second quarter.
•Downstream throughput in the Integrated Corridor averaged 281,300 bbls/day, representing approximately 75% of overall capacity. Average refinery capacity in June reached 85% following increased product demand in the PADD II region.
•Offshore production averaged 71,100 boe/day. The overall Offshore operating margin was $42.38 per boe.
Husky continues to work on lowering operating costs and ongoing sustaining capital requirements. Approximately $150 million in cost efficiencies have been identified to date and the Company is evaluating additional opportunities for operating and capital cost reductions.
1 HUSKY ENERGY INC. - 2020 SECOND QUARTER RESULTS

RESULTS

	Three Months Ended			Six Months Ended
	June 30	Mar 31	June 30	June 30	June 30
	2020	2020	2019	2020	2020
Integrated Corridor[1]
Upstream production[2] (mboe/day)	175	235	214	205	223
Upgrader and refinery throughput[3] (mbbls/day)	281	308	340	294	337
Offshore production[2] (mboe/day)	71	64	54	68	54

Revenue, net of royalties[4] ($mm)	2,378	4,068	5,238	6,446	9,777
Operating margin[5] ($mm)	239	(169)	885	70	1,873
Integrated Corridor	41	(378)	730	(337)	1,554
Offshore	265	253	240	518	447
Funds from operations[5] ($mm)	18	25	802	43	1,761
Per common share - Basic ($/share)	0.02	0.02	0.80	0.04	1.75
Cash flow - operating activities ($mm)	(10)	355	760	345	1,305
Capital expenditures[6] ($mm)	310	612	858	922	1,670
Free cash flow[5] (loss) ($mm)	(292)	(587)	(56)	(879)	91
Net earnings (loss) ($mm)	(304)	(1,705)	370	(2,009)	698
Per common share - Basic ($/share)	(0.31)	(1.71)	0.36	(2.02)	(0.68)
Net debt[5] ($ billions)	5.1	4.6	3.7	5.1	3.7
Net debt to trailing funds from operations[5] (times)	3.3	2.0	1.0	3.3	1.0
1Includes Lloydminster Heavy Oil Value Chain, Oil Sands, Western Canada Production, U.S. Refining and Canadian Refined Products.
2Refer to advisory for full product breakdown.
32019 refinery throughput includes the Prince George Refinery, which was sold in November 2019.
4Revenue, net of royalties results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units.
5Non-GAAP measure; refer to advisory.
6Including Superior Refinery rebuild costs; expected to be largely covered by insurance.
INTEGRATED CORRIDOR
•Overall operating margin of $41 million
•Average upstream production of 175,400 boe/day
•Downstream throughput of 281,300 bbls/day
Lloydminster Heavy Oil Value Chain
The Lloydminster Heavy Oil Value Chain (LHOVC) includes the Lloydminster and Tucker thermal projects, enhanced oil recovery (EOR) assets, cold heavy oil production with sand (CHOPS), and the Lloydminster Upgrader and Asphalt Refinery.
The LHOVC operating margin was $5 million, compared to $474 million in Q2 2019.
Average sales for synthetic crude oil (SCO) and refined products were 78,800 bbls/day, compared to 84,100 bbls/day in the year-ago period. Average SCO and refined products realized pricing was $44.44 per barrel, compared to $86.60 per barrel in the second quarter of 2019.
Throughput at the Lloydminster Upgrader was 65,700 bbls/day, compared to 73,400 bbls/day in the same period in 2019. Volumes at the Upgrader were reduced early in the second quarter but ramped back up in line with increased demand.
Lloydminster Asphalt Refinery throughput was 28,200 bbls/day, compared to 26,100 bbls/day in the same period in 2019. The refinery continued full operations during the quarter due to strong asphalt pricing. Blended crude oil not processed through the Upgrader or Refinery averaged 86,600 bbls/day, compared to 100,700 bbls/day in Q2 2019.
Realized pricing for blended crude oil averaged $24.36 per barrel, compared to $67.82 per barrel in Q2 2019.
Total LHOVC thermal bitumen production averaged 82,300 bbls/day, compared to 97,700 bbls/day in Q2 2019. CHOPS and EOR crude production was 19,800 bbls/day, compared to 33,100 bbls/day in Q2 2019.
2 HUSKY ENERGY INC. - 2020 SECOND QUARTER RESULTS

LHOVC operating costs were $9.72 per boe, compared to $11.83 per boe in Q2 2019. The operating margin was $6.88 per boe, compared to $33.31 per boe in the year-ago period.
Construction of the 10,000 barrel-per-day Spruce Lake Central project was completed in the second quarter. As a result of positive market signals, the project commenced steaming in mid-June and first oil is expected later in the third quarter.
Oil Sands
The Sunrise Energy Project averaged 25,600 bbls/day (12,800 bbls/day Husky working interest), compared to 54,000 bbls/day (27,000 bbls/day Husky working interest) in the first quarter of 2020. Average June production was 34,700 bbls/day (17,350 bbls/day Husky working interest) and is currently about 50,000 bbls/day (25,000 bbls/day Husky working interest.)
Western Canada Production
Total production averaged 60,500 boe/day, compared to 62,600 boe/day in the first quarter of 2020. Capital expenditures and development activities have been reduced to minimum levels.
U.S. Refining
The U.S. Refining operating margin was $46 million, compared to a margin of $200 million in Q2 2019, reflecting lower volumes and crack spreads.
U.S. refinery throughput averaged 187,400 bbls/day, compared to 237,300 bbls/day in the year-ago period. Average throughput at the Lima Refinery was 130,000 bbls/day, reflecting the optimization of refinery runs to match product demand.
The Chicago 3:2:1 crack spread averaged $6.15 US per barrel, compared to $21.61 US per barrel in Q2 2019.
The average realized U.S. refining and marketing margin was $11.25 US per barrel of crude oil throughput, which included an unfavourable FIFO pre-tax inventory valuation adjustment of $2.34 US per barrel. This compared to $15.55 US per barrel a year ago, which included a favourable FIFO pre-tax inventory valuation adjustment of $0.60 US per barrel.
Construction has resumed at the Superior Refinery in Wisconsin under strict health and safety protocols. The rebuild project is scheduled for completion in 2022, with costs expected to be substantially covered by property damage insurance.
OFFSHORE
•Overall operating margin of $265 million
•Average net production of 71,100 boe/day
•Operating margin of $42.38 per boe
Asia Pacific
China
Gross natural gas sales from the two producing fields at the Liwan Gas Project averaged 431 million cubic feet per day (mmcf/day), with associated liquids sales of 18,900 bbls/day (211 mmcf/day and 9,300 bbls/day Husky working interest).
Construction of the Liuhua 29-1 field at Liwan was 95% complete at the end of the second quarter as the project advances towards first gas by the end of 2020. Target production is 45 mmcf/day of gas and 1,800 bbls/day of liquids when fully ramped up, reflecting Husky’s 75% working interest plus exploration cost recovery volumes.
Indonesia
Gross natural gas sales at the BD Project in the Madura Strait averaged 87 mmcf/day, with associated liquids sales of 4,600 bbls/day (35 mmcf/day and 1,800 bbls/day Husky working interest).
Atlantic
Overall average production in the Atlantic region was approximately 19,000 bbls/day, Husky working interest. This takes into account the ongoing suspension of production-related operations on the partner-operated Terra Nova floating production, storage and offloading (FPSO) vessel, in which Husky has a 13% working interest.
Work remains suspended on the West White Rose Project.
3 HUSKY ENERGY INC. - 2020 SECOND QUARTER RESULTS

CORPORATE DEVELOPMENTS
The Board of Directors has approved a quarterly dividend of $0.0125 per common share for the three-month period ended June 30, 2020. The dividend will be payable October 1, 2020 to shareholders of record at the close of business on September 1, 2020.
Regular dividend payments on each of the Cumulative Redeemable Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – will be paid for the three-month period ended September 30, 2020. The dividends will be payable on September 30, 2020 to holders of record at the close of business on September 1, 2020.

Share Series	Dividend Type	Rate (%)	Dividend Paid ($/share)
Series 1	Regular	2.404	$0.15025
Series 2	Regular	1.985	$0.12474
Series 3	Regular	4.689	$0.29306
Series 5	Regular	4.591	$0.28694
Series 7	Regular	3.935	$0.24594
CONFERENCE CALL
A conference call will be held on Thursday, July 30 at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss Husky’s second quarter results. CEO Rob Peabody, CFO Jeff Hart and other members of the senior executive team will participate in the call.

To listen live: Canada and U.S. Toll Free: 1-800-319-4610 Outside Canada and U.S.: 1-604-638-5340
To listen to a recording (after 10 a.m. MT on July 30):

Canada and U.S. Toll Free: 1-800-319-6413
Outside Canada and U.S.: 1-604-638-9010
Passcode: 4881
Duration: Available until August 30, 2020
Audio webcast: Available for 90 days at www.huskyenergy.com

Investor and Media Inquiries:
Leo Villegas, Senior Manager, Investor Relations
403-513-7817
Kim Guttormson, Manager, Communication Services
403-298-7088
4 HUSKY ENERGY INC. - 2020 SECOND QUARTER RESULTS

FORWARD-LOOKING STATEMENTS
Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.
Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:
•with respect to the business, operations and results of the Company generally: general strategic plans and growth strategies; potential capital spending range in 2021 while maintaining a strong production base and current downstream throughput capacity; and 2020 capital expenditure guidance ranges;
•with respect to the Lloydminster Heavy Oil Value Chain, the expected timing of first oil at Spruce Lake Central;
•with respect to U.S. Refining, the expected timing of completion of the Superior Refinery rebuild and the expectation that rebuild costs will be substantially covered by property damage insurance; and
•with respect to the Company’s Offshore business in Asia Pacific: the expected timing of first gas at Liuhua 29-1 and target production volumes thereat when fully ramped up.
There are numerous uncertainties inherent in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from production estimates.
Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate.
Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.
Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.
The Company’s Annual Information Form for the year ended December 31, 2019, Management’s Discussion and Analysis for the three and six months ended June 30, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.
New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.
5 HUSKY ENERGY INC. - 2020 SECOND QUARTER RESULTS

NON-GAAP MEASURES
This news release contains references to the terms “funds from operations”, “free cash flow”, “net debt”, “operating margin”, “sustaining capital”, “net debt to trailing funds from operations” and “refining and marketing margin”. None of these measures is used to enhance the Company’s reported financial performance or position. These measures are useful complementary measures in assessing the Company’s financial performance, efficiency and liquidity. With the exception of funds from operations, free cash flow, net debt and operating margin, there are no comparable measures to these non-GAAP measures under IFRS.
Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance of the Company in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.
Free cash flow is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures.
The following table shows the reconciliation of net earnings to funds from operations and free cash flow, and related per share amounts, for the periods indicated:

	Three months ended			Six months ended
	June 30	Mar. 31	June 30	June 30	June 30
($ millions)	2020	2020	2019	2020	2019
Net earnings	(304)	(1,705)	370	(2,009)	698
Items not affecting cash:
Accretion	25	26	26	51	53
Depletion, depreciation, amortization and impairment	590	2,074	643	2,664	1,273
Inventory write-down to net realizable value	(362)	362	—	—	—
Exploration and evaluation expenses	(2)	—	23	(2)	23
Deferred income taxes	(137)	(584)	(250)	(721)	(207)
Foreign exchange loss (gain)	(1)	3	(2)	2	(14)
Stock-based compensation expense (recovery)	8	(18)	13	(10)	20
Gain on sale of assets	(2)	(6)	—	(8)	(2)
Unrealized mark to market loss (gain)	96	(91)	(4)	5	53
Share of equity investment income (loss)	10	(10)	(23)	—	(45)
Other	7	(1)	5	6	(4)
Settlement of asset retirement obligations	(3)	(24)	(41)	(27)	(113)
Deferred revenue	(41)	(17)	(5)	(58)	(21)
Distribution from equity investment	134	16	47	150	47
Change in non-cash working capital	(28)	330	(42)	302	(456)
Cash flow - operating activities	(10)	355	760	345	1,305
Change in non-cash working capital	28	(330)	42	(302)	456
Funds from operations	18	25	802	43	1,761
Capital expenditures	(310)	(612)	(858)	(922)	(1,670)
Free cash flow	(292)	(587)	(56)	(879)	91

Weighted average number of common shares outstanding	1,005.1	1,005.1	1,005.1	1,005.1	1,005.1
Funds from operations
Per common share - Basic ($/share)	0.02	0.02	0.80	0.04	1.75
Net debt is a non-GAAP measure that equals the sum of long-term debt, long-term debt due within one year and short-term debt, less cash and cash equivalents. Net debt is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.
6 HUSKY ENERGY INC. - 2020 SECOND QUARTER RESULTS

The following table shows the reconciliation of net debt as at the dates indicated:

	June 30	Mar. 31	June 30
($ millions)	2020	2020	2019
Short-term debt	515	450	200
Long-term debt due within one year	—	—	1,382
Long-term debt	5,227	5,445	4,598
Cash and cash equivalents	(633)	(1,322)	(2,512)
Net debt	5,109	4,573	3,668
Operating margin is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “revenue, net of royalties” as determined in accordance with IFRS, as an indicator of financial performance. Operating margin is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Operating margin equals revenues net of royalties less purchases of crude oil and products, production, operating and transportation expenses, and selling general and administrative expenses.
The following table shows the reconciliation of operating margin for the periods indicated:

	Three months ended
	June 30, 2020				March 31, 2020
($ millions)	Integrated Corridor	Offshore	Corporate	Total	Integrated Corridor	Offshore	Corporate	Total
Revenue, net of royalties	2,004	374	—	2,378	3,870	351	—	4,221
Less:
Purchases of crude oil and products	1,350	22	—	1,372	3,491	10	—	3,501
Production and operating expenses	517	64	—	581	636	70	—	706
Selling, general and administrative expenses	96	23	67	186	121	18	44	183
Operating Margin	41	265	(67)	239	(378)	253	(44)	(169)

	Three months ended
	June 30, 2019
($ millions)	Integrated Corridor	Offshore	Corporate	Total
Revenue, net of royalties	4,885	353	—	5,238
Less:
Purchases of crude oil and products	3,406	19	—	3,425
Production and operating expenses	667	79	—	746
Selling, general and administrative expenses	82	15	85	182
Operating Margin	730	240	(85)	885

	Six months ended
	June 30, 2020				June 30, 2019
($ millions)	Integrated Corridor	Offshore	Corporate	Total	Integrated Corridor	Offshore	Corporate	Total
Revenue, net of royalties	5,721	725	—	6,446	9,137	640	—	9,777
Less:
Purchases of crude oil and products	4,688	32	—	4,720	6,073	(2)	—	6,071
Production and operating expenses	1,153	134	—	1,287	1,340	165	—	1,505
Selling, general and administrative expenses	217	41	111	369	170	30	128	328
Operating Margin	(337)	518	(111)	70	1,554	447	(128)	1,873
Operating margins and operating costs per boe have been calculated on a sales volume basis.
7 HUSKY ENERGY INC. - 2020 SECOND QUARTER RESULTS

Sustaining capital is the additional development capital that is required by the business to maintain production and operations at existing levels. Development capital includes the cost to drill, complete, equip and tie-in wells to existing infrastructure. Sustaining capital does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers.
Net debt to trailing funds from operations is a non-GAAP measure that equals net debt divided by the 12-month trailing funds from operations as at June 30, 2020. Net debt to trailing funds from operations is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.
Refining and marketing margin is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “gross revenue” as determined in accordance with IFRS, as an indicator of financial performance. Refining and marketing margin is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Refining and marketing margin equals gross revenue and marketing and other less purchases of crude oil and products.
DISCLOSURE OF OIL AND GAS INFORMATION
Unless otherwise indicated: (i) projected and historical production volumes provided are gross, which represents the total or the Company’s working interest share, as applicable, before deduction of royalties; and (ii) all Husky working interest production volumes quoted are before deduction of royalties.
The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.
The following table provides the full product breakdown for Integrated Corridor and Offshore upstream production, before royalties, for the periods indicated:

	Three Months Ended			Six Months Ended
	June 30 2020	Mar. 31 2020	June 30 2019	June 30 2020	June 30 2019
Upstream production, before royalties
Light crude oil & medium (mbbls/day)	26	29	20	27	18
Heavy crude oil (mbbls/day)	17	30	29	24	28
Bitumen (mbbls/day)	95	138	120	117	125
Natural gas liquids (mbbls/day)	22	20	21	21	23
Conventional natural gas (mmcf/day)	522	489	475	505	496
Total equivalent production (mboe/day)	247	299	268	273	277

All currency is expressed in Canadian dollars unless otherwise indicated.
8 HUSKY ENERGY INC. - 2020 SECOND QUARTER RESULTS